Exhibit 1
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FOR IMMEDIATE RELEASE                                               21 June 2007




                              WPP GROUP PLC ("WPP")

            Y&R acquires majority stake in retail advertising agency,
                        Y&R Hedley Byrne, in South Africa


WPP announces that its wholly-owned marketing services network, Y&R, together with Memeza, Y&R's South African empowerment partner, has acquired a 51% stake in Y&R Hedley Byrne (Proprietary) Limited, ("Y&R Hedley Byrne") a leading South African advertising agency, specialising in retail advertising.

Founded in 1984, Y&R Hedley Byrne is based in Sandton, and employs 121 people. Y&R Hedley Byrne's flagship client is South Africa's leading retailer Pick n'Pay.

Y&R Hedley Byrne's revenues for the year ended 31 December 2006 were ZAR 69 million, with gross assets of ZAR 112 million at the same date.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.

Contact:                                       T. +44 (0)20 7408 2204
Feona McEwan, WPP
www.wpp.com
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